SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                             Name of Subject Company


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
              (Translation of Subject Company's name into English)


                           VERIZON COMMUNICATIONS INC.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)


                           American Depositary Shares
                 (each representing the right to receive 7 Class
                      D shares of common stock of Compania
                Anonima Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    204421101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Marianne Drost
                      Senior Vice President, Deputy General
                         Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783
--------------------------------------------------------------------------------
  (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                   Copies to:

                               Steven Zipperstein
                 Senior Vice President & Deputy General Counsel
                             Verizon Services Corp.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1295

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


NY2:\1085929\06\N9WP06!.DOC\65886.0076

ITEM 1.    SUBJECT COMPANY INFORMATION.

           The name of the subject company is Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company"). The Company is organized under the laws of the Bolivarian Republic of Venezuela ("Venezuela"). The principal executive offices of the Company are located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso.l, Apartado Postal 1226, Caracas, Venezuela 1010 and its phone number is (58) 212-500-6800.

           The classes of equity securities to which this statement relates are shares of common stock of the Company, par value Bs. 36.90182224915 per share (the "Shares"), and American Depository Shares of the Company (each an "ADS" and, collectively, the "ADSs"), each representing the right to receive seven Class D Shares. As of September 24, 2001, the Company estimates that 926,037,385 Shares were outstanding, including 372,907,241 Class A Shares, 51,900,000 Class B Shares, 97,278,406 Class C Shares and 403,950,738 Class D Shares. As of September 24, 2001, 55,463,748 ADSs were outstanding in the United States, representing 96.29% of the total Class D Shares outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

           This statement is being filed by Verizon Communications Inc., a Delaware corporation ("Verizon"). The principal business office of Verizon is 1095 Avenue of the Americas, New York, New York 10036 and its phone number is
(212) 395-2121.

           Verizon is an affiliate of the Company. Verizon beneficially owns, directly and through its affiliates, including through VenWorld Telecom, C.A., approximately 37% of the outstanding Shares. Also, 2 of the Company's 9 directors are affiliated with Verizon, and 2 other directors are employees of Verizon as a matter of administrative convenience.

           This statement relates to (a) the tender offer by the AES Comunicaciones de Venezuela. C.A., a company organized under the laws of Venezuela ("Purchaser") , which is jointly owned by The AES Corporation ("AES") and AES's 87% owned subsidiary, Corporacion EDC, C.A. ("CEDC"), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "U.S. Offer"), pursuant to which Purchaser makes an offer to purchase for $24.00 per ADS, net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC (the "Venezuelan Offer" and, together with the U.S. Offer, the "Offers") to purchase 199,968,608 Shares validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Each ADS represents seven Class D Shares of the Company. The U.S. Offer and the Venezuelan Offer expire at 5:00 p.m. New York time (6:00 p.m. Caracas time) on October 29, 2001 (the "Expiration Date").

           The Offer to Purchase and the Venezuelan Offer state that the principal executive office and phone number of AES, the ultimate parent of the Purchaser, are 1001 North 19/th Street, Arlington, Virginia, 22209 (telephone no.: (703) 522-1315). The Offer to Purchase and the Venezuelan Offer do not provide a principal executive office and phone number for the Purchaser.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

           Except as described (i) in this statement, (ii) in the description of the appointment of directors which is attached to this statement as Exhibit (e)
(1) and incorporated herein by reference and (iii) in the description of related party transactions which is attached to this statement as Exhibit (e) (2) and incorporated herein by reference, to the best knowledge of Verizon, as of the date hereof there exists no other material agreement, arrangement or understanding and no actual or potential conflict of interests between Verizon or its affiliates (other than the Company) and (x) the Company and its executive officers, directors or affiliates (other than Verizon), or (y) AES or its executive officers, directors or affiliates.

           On January 1, 1992, the Company entered into an agreement for services (the "Services Agreement") with GTE Service Corporation, an affiliate of Verizon, currently the largest shareholder of the Company through its participation and equity ownership in VenWorld. Under the Services Agreement, GTE Service Corporation makes available to the Company various services, including administrative, financial, accounting, information management, marketing sales, operational, traffic support, engineering, planning and personnel services, regulatory planning and rate case management services, the secondment of employees and management to the Company and access to and use of certain intellectual property. The Services Agreement was for an initial term of twelve months and automatically extends for an additional twelve-month term unless notice has been given to terminate by either party thirty days prior to the end of each successive term. For the year ended December 31, 2000, the Company paid approximately $6.8 million in the aggregate for services rendered in connection with the Services Agreement. A copy of the Services Agreement is attached to this statement as Exhibit (e) (3).

           As a matter of administrative convenience, Gustavo Roosen (Chairman of the Board, President and CEO of the Company), Vicente Llatas (Director, Executive Vice President and COO of the Company) and Armando Yanes (General Manager and CFO of the Company) each have an employment agreement with Verizon. All compensation paid under such agreements is an expense of the Company. As permitted under applicable Venezuelan rules and regulations, the Company does not disclose to its shareholders or otherwise make publicly available information specifying the compensation of individual directors and executive officers.

           Verizon and AES and/or their affiliates may from time to time be parties to contracts or other arrangements for the provision of power and/or other services entered into in the ordinary course of business.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           (a) Recommendation. For the reasons set forth below, Verizon has concluded that each of the U.S. Offer and the Venezuelan Offer individually, and the Offers together, would have a negative impact on the Company and its shareholders and ADS holders, employees, customers and the people of Venezuela. Accordingly, Verizon recommends that the Company's shareholders and ADS holders reject the U.S. Offer and the Venezuelan Offer and not tender their Shares or ADSs pursuant to the Venezuelan Offer and the U.S. Offer.

           (b) Reasons for Recommendation. Verizon has determined to recommend that the Company and its shareholders and holders of ADSs not tender their Shares or ADSs in the Offers. Verizon determined that the Offers would have a negative impact on the Company's shareholders and ADS holders. In making this determination, Verizon considered certain factors, including, among others:

           Verizon believes that the price offered for the Shares and ADSs is inadequate.

           The closing price of the ADSs was $21.98 prior to the announcement of the Offers on August 29, 2001. As a result, the Offers represent a premium of 9.2% over the closing price of the Company's Shares on the date of the announcement for the portion of the shares that are subject to the Offers. The premium of AES's Offers over the ADS price 30 days prior to the AES announcement is only 4.4%. The Offers represent an approximate 5.0% and 6.6% premium over the six-month and one-year weighted averages, respectively, and a 5.1% discount on the two year weighted average. These premiums are significantly lower than premiums generally paid in transactions that involve a change in control.

           In addition, in 1999 and 2000, the Company effected two buyback programs at an average of approximately $29 and $27 per ADS, respectively, well above the price offered by AES in the Offers.

           The proposed transactions will have adverse tax effects on remaining shareholders and ADS holders.

           Following conclusion of the Offers, AES has stated that it intends to cause the Purchaser to transfer all Shares and ADSs to a new holding company, and then to merge the Company with the Purchaser, with Purchaser to be the surviving corporation (the "Merger"). According to the Offer to Purchase, under U.S. law, shareholders and holders of ADSs who are subject to U.S. taxes and who either do not tender their Shares or ADSs to AES, or who tender their Shares but whose Shares are subsequently not accepted by AES as a result of proration or otherwise, will be required to recognize unrealized gains or losses on the Shares they retain following the Merger. According to the Company's Solicitation/Recommendation Statement on Form 14D-9 filed with the Securities and Exchange Commission on October 2, 2001 (the "Company 14D-9"), under Venezuelan law, shareholders and holders of ADSs subject to Venezuelan taxes, including Venezuelans who reside in the United States or non-Venezuelans who have a permanent establishment in Venezuela and who either do not tender their Shares or ADSs to AES, or who tender their Shares or ADSs but whose Shares are subsequently not accepted by AES as a result of proration or otherwise will be subject to up to a 34% tax on the unrealized gain on the Shares or ADSs they retain after the Merger.

           As a result of the Merger proposed by AES, the Company's employees will be employed by a new employer which may adversely affect the successor corporation and its shareholders.

           Upon consummation of the Merger proposed by AES, the Company's employees will be employed by the successor corporation, a new employer. This substitution of employer may impair morale of these employees, with adverse effects on the Company and its shareholders. Moreover, according to the Company 14D-9, under Venezuelan labor law, the Company's employees may be entitled to consider this change of employer as an unjustified termination of their employment relationship with the Company which may result in adverse consequences to the successor corporation and its shareholders.

           The plans of AES following successful conclusion of the Offers and consummation of the transactions contemplated by the Offers would leave the Company in a weakened financial and operational position and would create significant uncertainty as to the amount and timing of the payment of the dividend contemplated by the Offers.

           Verizon has been advised that the Company has a Floating Rate Note facility under which $72.5 million is outstanding containing change of control provisions which would trigger a right of acceleration of repayment if AES were to successfully conclude the Offers. The Company and Telecomunicaciones Movilnet, C.A. ("Movilnet") are also parties to IFC loans under which an aggregate of $91.3 million is outstanding which would become subject to acceleration if the Company were to transfer ownership of Movilnet as contemplated by the Offers. An acceleration of payment of any of these amounts would trigger cross-default provisions under an additional U.S.$200 million of outstanding Fixed Rate Notes. Should these amounts be accelerated, the Company would partially deplete its cash reserves in order to pay such debts. Given current global conditions, it may be difficult to refinance or incur new debt, particularly given AES's post-Offer plans. Any refinancing could be made more difficult as a result of the Company being controlled by AES which has a below investment grade credit rating. Verizon, which currently beneficially owns directly and through VenWorld approximately 37% of the Company's outstanding Shares, is highly rated.

           Verizon also believes that the implementation of AES's post-Offer plans may depress the value of the remaining Shares of the Company. Although promising to distribute the Company's cash to shareholders, AES has not indicated the size of that dividend and the value AES intends to deliver to shareholders. Verizon is concerned that Movilnet is at risk of being sold by AES to extract cash from the Company without giving careful consideration to all of the Company's options with respect to Movilnet and all possible buyers of Movilnet, including the appropriateness of current market conditions to conduct any such sale. Also, AES has indicated in its Offers that it is negotiating with one party the possible sale of Movilnet. Given the limited negotiations with a single party, the overall conditionality of the Offers and current market conditions, Verizon believes that there is no assurance that these negotiations would result in the best price in the sale of Movilnet even in the event such a sale would be desired. Moreover, by selling Movilnet, the Company will forego the operational synergies and other benefits associated with operating both a wireline and a wireless business in the same territory.

           Finally there is uncertainty under the terms described in the Offers as to the level of indebtedness that would remain outstanding following the completion of the Offers, the Merger and the transactions contemplated by the Offers.

           AES has no experience in operating a national telephone network and there are no material synergies between the Company and AES.

           The Company is a leading provider of wireline and wireless telephone services in Venezuela. AES is an electric utility company. Because AES has no experience in managing or operating a telephone company, Verizon is concerned about the effect a change of control will have on the Company, its shareholders, customers and employees and the continued reliability of telephone service in Venezuela. Apart from the potential for AES to exercise a dominant economic influence in certain markets acting through the Company and through C.A. la Electricidad de Caracas, its electric subsidiary in Venezuela, a matter currently under review by Procompetencia, the combination of the two businesses would not result in any material synergies which make the combination attractive. Additionally, the acquisition of control of the Company by AES would likely cause the Company to lose the technical and related support it has received from Verizon.

           The Offers are highly conditional.

           The consummation of the Offers is subject to a number of conditions, including, among others: the receipt of all necessary government approvals, including the approval by the Comision Nacional de Telecomunicaciones (the "CONATEL"); the absence of an objection to the Offers by Procompetencia; AES shall be reasonably satisfied that Banco de Desarrollo Economico y Social ("BANDES"), the Venezuelan government agency that holds the Class B Shares, has agreed to vote in favor of the Merger; the ability of AES, once it acquires more than 50% of the outstanding capital stock of the Company, to appoint a majority of the members of the Board; that AES shall not have become aware that any material amount of the Company's indebtedness may be accelerated as a result of the Offers; the absence of any threatened, instituted or pending litigation or governmental action challenging, delaying or otherwise restraining the Offers, or imposing more onerous conditions on AES, or adversely affecting the Company or diminishing the benefits AES expects to derive as a result of the transactions contemplated by the Offers; the absence of an adverse change in the business, properties or financial condition of the Company; the absence of adverse changes in national and international securities exchanges and banking operations; the absence of adverse national or international events, including the commencement of armed hostilities involving the United States; and the absence of changes in the Company's capitalization or other material transactions involving the Company. The failure to satisfy any of these conditions would allow AES to terminate the Offers.

           Verizon believes it to be unlikely that several of these conditions will be met. The current international situation resulting from the events of September 11, 2001 and attacks led by the United States on locations in Afghanistan commencing on October 7, 2001 may permit AES to terminate the Offers. Moreover, according to the Company's 14D-9, consummation of the Offers would result in a change of control of the Company, which would provide lenders with a right of acceleration under the instruments governing the Company's $72.5 million outstanding Floating Rate Notes. The Company and Movilnet are also parties to IFC loans under which an aggregate amount of $91.3 million is outstanding which, according to the Company's 14D-9, would become subject to acceleration if the Company were to transfer ownership of Movilnet as contemplated by the Offers. Acceleration of any of these amounts would in turn would cause a cross-default under the instruments governing the Company's U.S.$200 million of Fixed Rate Notes. Given current global conditions, there is no certainty that the Company would be able to refinance any such accelerated indebtedness.

           Moreover, satisfaction of other conditions is at best uncertain, CONATEL has not yet approved a change of control to AES. Procompetencia has only recently initiated its investigation of the potential consequences of a consummation of the Offers. It has been reported that this investigation will include analysis of the anticompetitive effects of ownership by AES and its affiliates of the principal electrical and telecommunications companies in Venezuela. As structured, the Offers place the Company's shareholders in the position of having to determine whether to tender to AES on or prior to the Expiration Date without knowing whether AES intends to consummate the Offers.

           The purchase of the Shares and the ADSs in the Offers will adversely affect the liquidity of the remaining Shares and ADSs.

           (c) Intent to Tender.

           Verizon does not intend to tender its Shares or ADSs pursuant to the Offers. To the knowledge of Verizon, each executive officer, director, affiliate or subsidiary of the filing person who or which owns Shares or ADSs presently intends to hold any Shares or ADSs that it owns of record or beneficially and not tender any such Shares or ADSs pursuant to the Offers.

ITEM 5.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

           Neither Verizon nor any person acting on its behalf has employed, retained or compensated any person to make any solicitations or recommendations to shareholders on its behalf concerning the Offers.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

           To the knowledge of Verizon, no transactions in the ADSs or Shares of the Company have been effected during the past 60 days by Verizon or the Company or any executive officer, director, affiliate (other than the Company) or subsidiary of Verizon.

ITEM 7.    NOT APPLICABLE.

ITEM 8.    ADDITIONAL INFORMATION.

           The information included in this Item 8 is based upon information appearing in the Company's 14D-9.

OWNERSHIP OF THE EQUITY CAPITAL OF THE COMPANY

           The following table sets forth certain information concerning ownership of the equity capital of the Company as of September 24, 2001:

                                                                        At September 24, 2001
                                                                        ---------------------
                                                                                          Ownership
                                                      Class      Number of Shares        Percentage
                                                      -----      ----------------        ----------
VenWorld Telecom, C.A. (1)........................      A            308,907,717            33.4%
The AES Corporation (2)...........................      A             63,999,524             6.9%
Venezuelan Investment Fund........................      B             51,900,000             5.6%
Company employees and retirees (3)................      C             97,278,406            10.5%
Verizon Communications Inc. (4)(5)................      D             32,945,829             3.6%
Brandes Investment Partners, L.P. (5).............      D            105,701,708            11.4%
Others (5)........................................      D            265,304,201            28.6%
                                                                   --------------
                                                                     926,037,385
                                                                   ==============

----------------

(l) At September 24, 2001, VenWorld Telecom, C.A. ("VenWorld") was owned 74.8%, 20.7% and 4.5%, respectively, by indirect wholly or partially owned subsidiaries of Verizon, T.I. Telefonica Internacional de Espana, S.A. ("Telefonica") and other participants in the VenWorld consortium.

(2) AES, through its indirect partially owned subsidiaries, is the owner of a deminimus amount of shares of VenWorld and has indicated in a filing with the Securities and Exchange Commission (the "SEC") that it owns an additional 1,000 Class D Shares and 1,000 ADSs.

(3)   Class C Shares held directly or through the employee trusts.

(4) Verizon, acting through its indirect wholly-owned subsidiary, purchased 7,823,200 ADSs, for an aggregate purchase price of approximately U.S.$190 million in the initial public offering of the Company's Class D Shares in 1996 and in transactions consummated following the completion of the initial public offering. In December 1998, Verizon, acting through its indirect wholly-owned subsidiary, exchanged 3,116,653 ADSs for 7,728,307 shares in VenWorld held by a trust administered by Banco Mercantil, C.A., S.A.C.A. (Banco Universal) Fiduciary. As of September 24, 2001, GTE Venezuelan Telephone Incorporated, an indirect wholly-owned subsidiary of Verizon, owns ADSs representing an aggregate of 32,945,829 Class D shares, and owns 74.8% of the equity share capital of VenWorld.

(5) Includes Class D Shares held by The Bank of New York as depositary for American Depositary Receipts of the Company, each of which represents seven Class D Shares.

           VenWorld is a corporation organized under the laws of Venezuela by a private consortium of companies, including subsidiaries of Verizon, which own collectively 74.8% of the outstanding share equity of VenWorld, and Telefonica, which owns 20.7% of the outstanding share equity of VenWorld. The remaining 4.5% of the equity share capital of VenWorld is owned by other VenWorld consortium participants. The VenWorld consortium itself owns 308,907,717 Class A Shares of the Company, or 33.4% of the outstanding shares of the Company. The participants in the VenWorld consortium contribute broad operating experience and expertise to the operation of the Company and provide the Company with access to technology, research and product development and procurement. In addition, certain participants in the VenWorld consortium have entered into service agreements with the company to provide technical, consulting and other assistance, as described in Item 3 of this statement.

           Under VenWorld's Bylaws, participants in the VenWorld consortium have the right to require VenWorld to redeem all or a part of their shares in VenWorld in exchange for Class A Shares of the Company. The non-redeeming VenWorld participants then have the right to purchase such Class A Shares. If none of the remaining participants in the VenWorld consortium purchase the Class A Shares, these shares become Class D Shares of the Company when sold to the public.

THE COMPANY'S CAPITAL STOCK

           The Company's share capital consists of four classes of shares, designated as Class A, Class B, Class C and Class D. Each share, regardless of class designation, is entitled to one vote on all matters submitted for approval for the Company's shareholders at a meeting of shareholders. In general, matters submitted to a vote at a shareholders' meeting will be adopted only if a majority of the holders of the Shares present at such meeting vote in favor of such matters.

      Class A Shares

           Class A shares may be owned only by VenWorld and certain affiliates of Verizon, Telefonica, and other participants or former participants (including
CEDC) in the VenWorld consortium. Any transfer of Class A Shares to any other person will cause such transferred Shares to be automatically converted into an equal number of Class D Shares upon transfer of the Shares.

      Class B Shares

           Class B Shares may be owned only by the Venezuelan government and other Venezuelan public sector entities. The transfer of Class B Shares to a private sector person or entity will cause such transferred Shares to be automatically converted into an equal number of Class D Shares upon transfer of the Shares except upon transfer of the Shares to employees or retirees of the Company which causes such transferred Shares to be automatically converted into an equal number of Class C Shares upon transfer.

           A majority vote of the holders of the Class B Shares is required for decisions concerning, among others, the Company's dissolution or merger into another company, or any special operations involving the Company or the repayment or reduction of the capital stock and the authorization of the sale of the Company's assets. In addition, the vote of holders of a majority of Class B Shares is also required to amend the Bylaws of the Company (the "Bylaws") relating to (i) corporate purpose; (ii) classification of share capital and the rights accorded to the classes of capital shares and provisions requiring the approval of certain classes of shares; (iii) shareholders' meetings, notices and quorum requirements; (iv) decisions in respect of any capital increase; (v) composition of the Board and Board meetings, notices and quorum requirements;
(vi) provisions related to the approval of transactions by the Board; (vii) prohibitions on the Company to enter into transactions with interested parties other than at arm's-length; and (viii) the right of the Board to enter into agreements on behalf of the Company.

      Class C Shares

           Class C Shares may be owned only by employees of the Company ("Company Employees"), retirees ("Retirees"), companies 100%-owned by such employees or retirees and whose sole corporate purpose is the acquisition and ownership of such Shares ("Worker Companies" and, together with Company Employees and Retirees, "Participants"), trusts and benefit plans established for such employees or retirees (the "Benefit Plans"), former Company Employees who elect to retain their Class C Shares upon termination of employment ("Former Employees"), Company Employees', Former Employees' or Retirees' former spouses who receive Class C Shares through partition of marital property ("Ex-Spouses"), and Company Employees', Former Employees' or Retirees' heirs who receive Class C Shares in succession ("Heirs"). Any transfer of Class C shares to any person or entity other than a Participant or a Benefit Plan, or to Ex-Spouses or Heirs, will cause such transferred Shares to be automatically converted into an equal number of Class D Shares.

           Pursuant to the Bylaws, Class C Shares may not be sold or otherwise transferred without first offering such Shares to Participants and Benefit Plans. If a Class C shareholder proposes to transfer any Class C Shares, all other Participants and Benefit Plans will have the right to acquire all or a portion of such Class C Shares. Any holder of Class C Shares who intends to transfer any of such Shares must provide written notice to the Company indicating the number of Shares sought to be sold and the price therefor.

Generally, during the last five days of each month, the Company publishes internal notices indicating the number of Class C Shares available for purchase and the price therefor. Beginning on the first business day of each month, Participants and Benefit Plans have the right for 10 business days to acquire such Shares, which are sold in the order in which offers are received. In the event the offered Shares are not purchased within such 10 business day period, the holder has the right to transfer such Shares to Participants, Benefit Plans and non-Participants at a price not less than the offered price. The time periods set forth under this right of first refusal may be modified by a unanimous vote of the Board.

      Class D Shares

           Class D Shares are not subject to any restrictions in the Bylaws relating to ownership or transfer.

EXTRAORDINARY DIVIDEND AND SHARE REPURCHASE

           On October 7, 2001, the Company announced that, among other things, it had called a special shareholders meeting for October 24, 2001 for the purpose of considering the distribution of an extraordinary dividend and to approve a share repurchase program. Verizon favors an extraordinary dividend and the repurchase of shares by the Company and is urging the Company to pursue such a course of action. Subject to its review of the details of any such program as adopted and proposed by the Company's Board of Directors, Verizon intends to vote in favor of such a program and will urge shareholders to do likewise.

ITEM 9.    EXHIBITS.

Exhibit (e) (1)     Description of the appointment of the Company's directors

Exhibit (e) (2)     Description of related party transactions

Exhibit (e) (3)     Services Agreement, dated January 1, 1992, as amended,
                    between the Company and GTE Service Corporation

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VERIZON COMMUNICATIONS INC.

                                       By: /s/ Michael T. Masin
                                           -----------------------------------
                                           Name: Michael T. Masin
                                           Title: Vice Chairman and President

Dated: October 10, 2001

                                 EXHIBIT INDEX


  EXHIBIT NO.                           DESCRIPTION
  -----------                           -----------

Exhibit (e) (1)     Description of the appointment of the Company's directors

Exhibit (e) (2)     Description of related party transactions

Exhibit (e) (3)     Services Agreement, dated January 1, 1992, as amended,
                    between the Company and GTE Service Corporation














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